February 5, 2019

Gabriel Cohen
Chief Financial Officer
Pampa Energy Inc.
Maipu 1
C1084ABA, City of Buenos Aires
Argentina

       Re: Pampa Energy Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           File No. 001-34429

Dear Mr. Cohen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products